UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Warner Bros. Discovery, Inc.
(Name of Issuer)

Series A Common Stock, par value $0.01 per share
(Title of Class of Securities)

934423104
(CUSIP Number)

Michael D. Fricklas
Advance/Newhouse Programming Partnership
One World Trade Center
New York, New York 10007
(212) 286-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 934423104	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON Advance/Newhouse Programming Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 194,023,290
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 194,023,290
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,023,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 934423104	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON Advance/Newhouse Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,152,302
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,152,302
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,152,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.17%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 934423104	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON Newhouse Broadcasting Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 198,175,592
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 198,175,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,175,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%
14	TYPE OF REPORTING PERSON CO

* Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership and Advance/Newhouse Programming Partnership

CUSIP No. 934423104	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON Advance Publications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 198,175,592
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 198,175,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,175,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%
14	TYPE OF REPORTING PERSON CO

* Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership and Advance/Newhouse Programming Partnership

CUSIP No. 934423104	SCHEDULE 13D	Page 6 of 13

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is filed with respect to the common stock, par value $0.01 per share, designated as Series A Common Stock (the “Common Stock”) of Warner Bros. Discovery, Inc., a Delaware corporation (the “Issuer” or “WBD”). The Reporting Persons directly or indirectly hold 198,175,592 shares of Common Stock of the Issuer (the “Shares”).

The address of the Issuer’s principal executive offices is 230 Park Avenue South, New York, New York 10003.

Item 2. Identity and Background.

The Schedule 13D is being jointly filed on behalf of Advance/Newhouse Programming Partnership, a New York general partnership (“ANPP”), Advance/Newhouse Partnership, a New York general partnership (“ANP”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”), and Advance Publications, Inc., a New York corporation (“API” and, together with ANPP, ANP, and NBCo, the “Reporting Persons” and each a “Reporting Person”).

ANPP owns directly 194,023,290 Shares and ANP owns directly 4,152,302 Shares. NBCo beneficially owns the Shares indirectly through its 65% indirect interest in ANPP and 61.24% indirect interest in ANP, and API beneficially owns the Shares indirectly through its 35% indirect interest in ANPP and 38.76% indirect interest in ANP. API and NBCo may be deemed to beneficially own the Shares due to their ownership and control of ANPP and ANP. Each Reporting Person disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest.

The board of directors of API makes all voting and investment decisions with respect to the Shares. The members of the board of directors of API are Samuel I. Newhouse, III, Steven O. Newhouse, Michael A. Newhouse, Victor F. Ganzi, and Thomas S. Summer. Each of Samuel I. Newhouse, III, Steven O. Newhouse, Michael A. Newhouse, Victor F. Ganzi, and Thomas S. Summer disclaims beneficial ownership of the Shares.

ANPP

(a) Name: Advance/Newhouse Programming Partnership

(b) Residence or business address: 6350 Court Street, East Syracuse, NY 13057

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Holding company holding interests in the Issuer.

(d)- (e)

CUSIP No. 934423104	SCHEDULE 13D	Page 7 of 13

During the last five years, neither ANPP, nor, to ANPP’s knowledge, any of the individuals referred to in Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Citizenship: New York

ANP

(a) Name: Advance/Newhouse Partnership

(b) Residence or business address: 6350 Court Street, East Syracuse, NY 13057

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Holding company holding interests in the Issuer and another cable-related company in the U.S.

(d)- (e)

During the last five years, neither ANP, nor, to ANP’s knowledge, any of the individuals referred to in Exhibit B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Citizenship: New York

NBCo

(a) Name: Newhouse Broadcasting Corporation

(b) Residence or business address: One World Trade Center, New York, NY 10007

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Holding company holding indirect interests in the Issuer and various other investments.

(d)- (e)

CUSIP No. 934423104	SCHEDULE 13D	Page 8 of 13

During the last five years, neither NBCo, nor, to NBCo’s knowledge, any of the individuals referred to in Exhibit C, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Citizenship: New York

API

(a) Name: Advance Publications, Inc.

(b) Residence or business address: One World Trade Center, New York, NY 10007

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Holding company holding indirect interests in the Issuer and various other investments.

During the last five years, neither API, nor, to API’s knowledge, any of the individuals referred to in Exhibit D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Citizenship: New York

Item 3. Source and Amount of Funds or Other Consideration.

As further described in Item 4 below, the Shares reported herein were issued to ANP and ANPP following the completion of the Business Combination (as defined below) in exchange for their existing shares in Discovery, Inc. (“Discovery”). In connection with the closing of the Business Combination, the Issuer changed its name from Discovery Inc. to Warner Bros. Discovery, Inc.

The disclosures under Items 4, 5(c) and 6 are incorporated herein by reference.

Item 4. Purpose of Transaction.

On May 17, 2021, Discovery entered into an agreement and plan of merger (the “Merger Agreement”) to effect a reverse Morris trust transaction with AT&T Inc. (“AT&T”) pursuant to which Magallanes, Inc., a wholly owned subsidiary of AT&T (“Spinco”) which owned the WarnerMedia segment of AT&T, was merged with and into Drake Subsidiary, Inc. a wholly owned subsidiary of Discovery (the “Business Combination”).   The Business Combination was completed on April 8, 2022.

CUSIP No. 934423104	SCHEDULE 13D	Page 9 of 13

In connection with the Business Combination, Discovery amended its Amended and Restated Certificate of Incorporation (the “Discovery Charter”) and underwent a recapitalization of its existing classes of stock, pursuant to which, among other things, (i) each issued and outstanding share of Discovery’s Series A Common Stock was reclassified and converted into such number of shares of Common Stock into which it would have been converted as provided in the existing Discovery Charter, (ii) each issued and outstanding share of Discovery’s Series B Common Stock was reclassified and converted into such number of shares of Common Stock into which it would have been converted as provided in the existing Discovery Charter, (iii) each issued and outstanding share of Discovery’s Series C Common Stock was reclassified and converted into such number of shares of Common Stock into which it would have been converted as provided in the existing Discovery Charter, (iv) each issued and outstanding share of Discovery’s Series A-1 Convertible Participating Preferred Stock (the “Series A-1 Preferred Stock”) was converted into 13.11 shares of Common Stock, and (v) each issued and outstanding share of Discovery’s Series C-1 Convertible Participating Preferred Stock was reclassified and converted into such number of shares of Common Stock into which it would have been converted as provided in the existing Discovery Charter (the reclassifications and conversions described in the foregoing clauses (i) through (v), collectively, the “Reclassification”). As a result of the Reclassification, Discovery currently has only one class of Common Stock. In addition, prior to the consummation of the Business Combination, AT&T effected a separation of Spinco (the “Separation” and together with the Business Combination and the Recapitalization, the “Transaction”). Following the Reclassification and the Separation, in connection with the consummation of the Business Combination, the shareholders of Spinco received Common Stock at an exchange ratio such that, upon consummation of the Business Combination, the former shareholders of AT&T came to own an aggregate of 71% of the combined company and the shareholders of Discovery came to own an aggregate of 29% of the combined company.

In connection with the Business Combination, ANP received 4,152,302 shares of Common Stock of the Issuer and ANPP received 194,023,290 shares of Common Stock of the Issuer in exchange for interests in securities of the Issuer held prior to the Business Combination.

As of April 8, 2022, the Reporting Persons had the power to direct 8.17% of the voting power of the Issuer, based on 2,426,605,846 shares of Common Stock of the Issuer outstanding immediately after the completion of the Business Combination. Except as otherwise set forth in this Item 4 and elsewhere in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

CUSIP No. 934423104	SCHEDULE 13D	Page 10 of 13

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the financial position and strategic direction, actions taken by management or the board of directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, proposing or nominating director candidates to the board of directors of the Issuer, proposing changes in the operations, governance, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer), use of capital, financial metrics, capital allocations, corporate structure, including acquisitions or dispositions of the Issuer, purchasing additional, or selling some or all of, their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are beneficial owners of 198,175,592 shares of Common Stock, which represents the sum of (i) 4,152,302 shares of Common Stock held by ANP and 194,023,290 shares of Common Stock held by ANPP.

(b) Each Reporting Person has sole voting power and sole dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) Except as set forth below and elsewhere in this Schedule 13D, no Reporting Person or, to the best knowledge of the Reporting Persons, any other person identified on Schedule A hereto, has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated herein by reference.

CUSIP No. 934423104	SCHEDULE 13D	Page 11 of 13

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Consent Agreement

In connection with the entry into the Merger Agreement, ANPP and ANP entered into a Consent Agreement (the “Consent Agreement”), pursuant to which ANPP and ANP agreed to provide their consent in favor of the Transaction, subject to the terms and conditions set forth therein. In addition, the Consent Agreement provides that the Reporting Persons are entitled to include two individuals in the slate of initial director designees that Discovery designated to the board of directors of the Issuer pursuant to the Merger Agreement. The foregoing description of the Consent Agreement is qualified in its entirety by the Consent Agreement, which is attached hereto as Exhibit E. Pursuant to the Consent Agreement, Steven A. Miron and Stephen O. Newhouse are serving as directors of the Issuer for a term ending on the third annual meeting following the closing of the Business Combination.

Registration Rights Agreement

The Issuer and ANP and ANPP entered into the Registration Rights Agreement, dated as of April 11, 2022 (the “Registration Rights Agreement”), which is attached hereto as Exhibit F and incorporated by reference herein.

Pursuant to the Registration Rights Agreement, subject to certain limitations and restrictions, ANP and ANPP have the right to require the Issuer to use its reasonable efforts to register the shares of the Common Stock now held or thereafter acquired by ANP and ANPP. ANP and ANPP have the right to demand up to five such registrations, subject to certain conditions, so long as the market value of the shares of Common Stock is expected to exceed $200 million. The Issuer is responsible for customary registration expenses incurred in connection with any such registration. Subject to certain limitations and restrictions, ANPP and ANP have the right to assign any or all of their registration rights to their affiliates and successors, as well as a specified family foundation. Any such transferee is required to agree to be bound by the registration rights agreement and such transfer is to be effected in accordance with applicable securities laws. ANP and ANPP may effect an underwritten public offering with respect to shares included in a shelf registration statement, provided that the gross proceeds to the selling holders will be reasonably expected to exceed $200 million. ANP and ANPP are permitted to select the underwriters for such public offering, subject to reasonable satisfaction of the Issuer.

Under the Registration Rights Agreement, ANP and ANPP also have piggy-back registration rights to participate in any primary or secondary offering of shares of the Common Stock by the Issuer, whether for its own account or for the account of any other stockholders.

The Registration Rights Agreement also contains customary provisions relating to “blackout” periods (when registered offerings of the shares of Common Stock are not permitted) and indemnification rights and obligations.

CUSIP No. 934423104	SCHEDULE 13D	Page 12 of 13

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
A	Partners of Advance/Newhouse Programming Partnership

B	Partners of Advance/Newhouse Partnership

C	Directors and Executive Officers of NBCo

D	Directors and Executive Officers of API

E	Consent Agreement among Discovery, Inc., Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership, dated May 17, 2021

F	Registration Rights Agreement among Warner Bros. Discovery, Inc., Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership, dated April 11, 2022

99.1	Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 934423104	SCHEDULE 13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2022

ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP

By:	/s/ Oren Klein
	Name:	Oren Klein
	Title:	Chief Financial Officer

ADVANCE/NEWHOUSE PARTNERSHIP

By:	/s/ Oren Klein
	Name:	Oren Klein
	Title:	Chief Financial Officer

NEWHOUSE BROADCASTING CORPORATION

By:	/s/ Oren Klein
	Name:	Oren Klein
	Title:	Chief Financial Officer

ADVANCE PUBLICATIONS, INC.

By:	/s/ Oren Klein
	Name:	Oren Klein
	Title:	Chief Financial Officer

EXHIBIT A

Partners of Advance/Newhouse Programming Partnership

Name	Principal Business Address	Principal Occupation	Citizenship
A/NPP Holdings LLC	6350 Court Street, East Syracuse, NY 13057	Holding interest in Advance/Newhouse Programming Partnership	Delaware
A/NPP Holdings Sub LLC	6350 Court Street, East Syracuse, NY 13057	Holding interest in Advance/Newhouse Programming Partnership	Delaware

EXHIBIT B

Partners of Advance/Newhouse Partnership

Name	Principal Business Address	Principal Occupation	Citizenship
A/NPC Holdings LLC	6350 Court Street, East Syracuse, NY 13057	Holding interest in Advance/Newhouse Partnership	Delaware
A/NP Holdings Sub LLC	6350 Court Street, East Syracuse, NY 13057	Holding interest in Advance/Newhouse Partnership	Delaware

EXHIBIT C

Directors and Officers of NBCo

Name	Principal Business Address	Principal Occupation	Citizenship
Donald E. Newhouse	c/o Advance One World Trade Center, New York, NY 10007	Retired	USA
Samuel I. Newhouse, III	c/o Advance One World Trade Center, New York, NY 10007	Co-President of API and Executive Vice President of NBCo	USA
Steven O. Newhouse	c/o Advance One World Trade Center, New York, NY 10007	Co-President of API and Executive Vice President of NBCo	USA
Michael A. Newhouse	c/o Advance One World Trade Center, New York, NY 10007	Co-President of API and Executive Vice President of NBCo	USA
Craig D. Holleman	c/o Advance One World Trade Center, New York, NY 10007	Retired	USA
Robert D. Marcus	c/o Advance One World Trade Center, New York, NY 10007	Investor	USA
Gary B. Pruitt	c/o Advance One World Trade Center, New York, NY 10007	Director	USA
Janine McGrath Shelffo	c/o Advance One World Trade Center, New York, NY 10007	Chief Strategy & Development Officer	USA
Oren Klein	c/o Advance One World Trade Center, New York, NY 10007	Chief Financial Officer	USA
Michael D. Fricklas	c/o Advance One World Trade Center, New York, NY 10007	Chief Legal Officer	USA

EXHIBIT D

Directors and Executive Officers of API

Name	Principal Business Address	Principal Occupation	Citizenship
Samuel I. Newhouse, III	c/o Advance One World Trade Center, New York, NY 10007	Co-President of API and Executive Vice President of NBCo	USA
Steven O. Newhouse	c/o Advance One World Trade Center, New York, NY 10007	Co-President of API and Executive Vice President of NBCo	USA
Michael A. Newhouse	c/o Advance One World Trade Center, New York, NY 10007	Co-President of API and Executive Vice President of NBCo	USA
Victor F. Ganzi	c/o Advance One World Trade Center, New York, NY 10007	Corporate director and consultant	USA
Thomas S. Summer	c/o Advance One World Trade Center, New York, NY 10007	Retired	USA
Janine McGrath Shelffo	c/o Advance One World Trade Center, New York, NY 10007	Chief Strategy & Development Officer	USA
Oren Klein	c/o Advance One World Trade Center, New York, NY 10007	Chief Financial Officer	USA
Michael D. Fricklas	c/o Advance One World Trade Center, New York, NY 10007	Chief Legal Officer	USA

EXHIBIT E

Execution Version

CONSENT AGREEMENT

This CONSENT AGREEMENT is entered into as of May 17, 2021 (this “Agreement”), by and among Advance/Newhouse Programming Partnership, a New York partnership (“ANPP”), Advance/Newhouse Partnership, a New York partnership (“ANP, and together with ANPP, collectively, the “Stockholders”), and Discovery, Inc., a Delaware corporation (the “Company” and, together with the Stockholders, the “parties”).

RECITALS

WHEREAS, as of the date hereof, (i) ANPP is the direct record holder as well as the Beneficial Owner of 7,852,582.44 shares of Series A-1 Convertible Participating Preferred Stock, par value $0.01 per share, of the Company (“Series A-1 Preferred Stock”), 4,099,296.50 shares of Series C-1 Convertible Preferred Stock, par value $0.01 per share, of the Company (“Series C-1 Preferred Stock”), and 12,507,224 shares of Series C Common Stock, par value $0.01 per share, of the Company (“Series C Common Stock”) and (ii) ANP is the direct record holder as well as the Beneficial Owner of 214,053 shares of Series C-1 Preferred Stock, and two shares of Series C Common Stock;

WHEREAS, it is contemplated that the Company enter into a potential business combination transaction involving the Company and certain businesses of AT&T Inc. (“AT&T”), a Delaware corporation, in accordance with an Agreement and Plan of Merger to be entered into by the Company, AT&T, Magallanes, Inc., a Delaware corporation (“Spinco”), a Delaware corporation and subsidiary of AT&T, and Drake Subsidiary, Inc, a Delaware corporation and a subsidiary of the Company, in substantially the form attached hereto as Exhibit A (as it may be amended, supplemented, modified or waived from time to time in accordance with this Agreement, the “Merger Agreement” and such transaction, the “Merger”); and

WHEREAS, in connection with the consummation of the Merger, it is contemplated that the Company will amend and restate its Restated Certificate of Incorporation (the “Existing Charter”), pursuant to which, among other things, each share of (i) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), of the Company issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, designated as Series A Common Stock (the “Common Stock”) (the “Series A Common Reclassification”), (ii) Series B Common Stock, par value $0.01 per share, (the “Series B Common Stock”) of the Company issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-

assessable share of Common Stock (the “Series B Common Reclassification”), (iii) Series C Common Stock issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Series C Common Reclassification”), (iv) Series A-1 Preferred Stock issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into 13.11346315 validly issued, fully paid and non-assessable shares of Common Stock (the “Preferred A Reclassification”) and (v) Series C-1 Preferred Stock issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, such number of validly issued, fully paid and non-assessable shares of Common Stock as the number of shares of Series C Common Stock each such share of Series C-1 Preferred Stock would have been convertible into under the Certificate of Incorporation of the Company (including, the Company’s Certificate of Designation of Series C-1 Convertible Participating Preferred Stock) in effect immediately prior to the effective time (the “Preferred C Reclassification” and the Preferred C Reclassification together with the Series A Common Reclassification, the Series B Common Reclassification, Series C Common Reclassification and the Preferred A Reclassification, the “Reclassification”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1.                  Consent. ANPP hereby agrees that, concurrently with the execution and delivery of this Agreement and the Merger Agreement by the parties hereto and thereto, ANPP shall execute and deliver to the Company a consent in the form attached hereto as Exhibit B (the “Consent”). The Consent, once delivered, is irrevocable, unconditional and effective immediately; provided, however, that unless there has been a Series A-1 Mandatory Conversion (as defined in the Existing Charter), each of the following shall require the prior written consent (not to be unreasonably withheld, conditioned or delayed) of ANPP if taken or effectuated prior to the Charter Amendment Effective Time:

(a)               any amendment, supplement or modification to the Merger Agreement or the Separation Agreement or waiver of any condition therein which would materially and adversely affect the Stockholders or increase the relative pro forma aggregate ownership percentage of AT&T’s stockholders in the Company (as compared to the aggregate ownership percentage of the Company’s stockholders in the Company) at the Effective Time (other than in a de minimis manner); or

(b)               entry into any Alternative Transaction Structure.

2.                  Transfer of Shares. Each Stockholder agrees that from and after the date of this Agreement until the earlier of (x) the termination of the Merger Agreement in accordance with its terms and (y) the date that the Company has obtained the RMT Partner Stockholder Approval, it will not, directly or indirectly, (i) sell, transfer, distribute, pledge, hypothecate, donate, assign, appoint or otherwise dispose of or encumber (each of the foregoing, a “Transfer”) any shares of Series A-1 Preferred Stock, (ii) deposit any shares of Series A-1 Preferred Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Series A-1 Preferred Stock

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or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the Transfer of any shares of Series A-1 Preferred Stock, or (iv) take any action that would reasonably be expected to conflict with, violate, restrict or otherwise adversely affect such Stockholder’s legal power, authority, right and ability to comply with and perform its representations, warranties, covenants and obligations under this Agreement in any material respect; provided, however, that the foregoing shall not prevent any Stockholder from transferring any shares of Series A-1 Preferred Stock to any Person who signs a joinder to this Agreement (in a form reasonably acceptable to the Company) to agree to, and be bound by, such Stockholder’s obligations herein and, if requested by the Company, to execute a written consent in the form of the Consent. Any Transfer in violation of this provision shall be void ab initio.

3.                  Board Seat. The Company agrees that Steve Miron and Steven Newhouse (the “Specified Directors”) shall be designated by the Company pursuant to Section 2.8 of the Merger Agreement to serve as RMT Partner Designees at the Effective Time in the class of directors whose terms will expire at the third annual meeting of stockholders following the Effective Time; provided, however, that each such individual’s service as a director of the Company must comply with applicable Laws, including without limitation any applicable requirements of the Clayton Antitrust Act of 1914 and other competition laws and regulations, and the Company shall not be required to designate any such individual to serve as a director if a Governmental Entity (x) advises the Company that such service would be inconsistent with competition laws and regulations or (y) asserts (and after objection by the Company continues to assert that) the approval of the Transactions under applicable antitrust laws should be conditioned on the Company’s commitment not to designate such individual(s) as director(s); provided, further, that the Company shall have used its commercially reasonable efforts to limit the imposition of any such condition by the applicable Governmental Entity. For purposes of the foregoing sentence, “commercially reasonable efforts” shall not require the Company or any of its Subsidiaries to take any action that would reasonably be expected to have a Detriment. If any Specified Director is unable or unwilling to serve as a director for his initial term, then the Company shall designate such replacement(s) to serve as RMT Partner Designee(s) as may be selected by the Stockholders and reasonably acceptable to the Company, subject to the proviso of the first sentence of this Section 3. Notwithstanding the foregoing, the Company’s obligation pursuant to this Section 3 shall terminate if the Stockholders and their Affiliates hold less than 5% of the outstanding voting stock of the Company at or prior to the Effective Time.

4.                  Registration Rights. Following the date hereof, the Company and the Stockholders shall enter into a registration rights agreement on customary terms (including five (5) demand rights for the Stockholders) to be effective following consummation of the Merger. In addition, any Stockholder or an Affiliate thereof may exercise any demand right under and in accordance with the terms of the Registration Rights Agreement, dated as of September 17, 2008 by and between the Company and ANPP, as amended on August 7, 2017 (the “Existing RRA”), between the date of the RMT Partner Stockholder Meeting and the Effective Time and, subject to and in accordance with the Existing RRA, if exercised, the Company shall use commercially

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reasonable efforts to provide that there shall be an effective registration statement available in respect of any such demand for at least one thirty (30) consecutive trading days period prior to consummation of the Merger unless such consummation is reasonably expected to occur within three (3) months of the RMT Partner Stockholder Meeting.

5.                  Further Assurances.

(a)               From time to time and without additional consideration, each of the Stockholders and the Company shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as are reasonably necessary in order to perform its obligations under this Agreement.

(b)       The Stockholders shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to assist and cooperate in obtaining any necessary regulatory approvals; provided, that neither Stockholder nor any such Subsidiaries shall be required to (i) sell, divest, hold separate or otherwise dispose of any portion of their respective assets, properties or businesses, (ii) take any action that limits their freedom of action with respect to, or their ability to retain, one or more of their assets, properties or businesses or (iii) take or agree to take any other action or agree to any limitation that would have an adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of any Stockholder or any of its Affiliates.

6.                  Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants as of the date hereof to the Company with respect to the Stockholder and such Stockholder’s ownership of shares of Series A-1 Preferred Stock (if applicable) as follows:

(a)               Authority. The Stockholder has all requisite power and authority to enter into this Agreement and the Consent and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms. The execution, delivery and performance by the Stockholder of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Merger or the Reclassification.

(b)               No Conflicts. Neither the execution and delivery of this Agreement or the Consent, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the terms hereof or thereof, will violate, conflict with or result in a material breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, other agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder, other than any such violation, conflict, breach or default that would not, individually or in the aggregate,

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be reasonably expected to prevent or materially delay the consummation of the Merger or the Reclassification.

(c)              Series A-1 Preferred Stock. ANPP is the direct record holder as well as the Beneficial Owner of 7,852,582.44 shares of Series A-1 Preferred Stock, 4,099,296.50 shares of Series C-1 Preferred Stock, and 12,507,224 shares of Series C Common Stock. ANP is the direct record holder as well as the Beneficial Owner of 214,053 shares of Series C-1 Preferred Stock and two shares of Series C Common Stock. Each of ANPP and ANP own such shares free and clear of any and all security interests, liens, encumbrances, equities, claims, options or limitations of whatever nature (including any restriction on the right to vote, sell or otherwise dispose of such shares), except for any such lien or other restriction arising under applicable securities Laws or under the Existing Charter or any of the Certificates of Designations. None of the shares of Series A-1 Preferred Stock is subject to any agreement, arrangement or restriction with respect to such shares that would prevent or delay ANPP’s ability to perform its obligations hereunder. There are no agreements or arrangements of any kind, contingent or otherwise, obligating ANPP to Transfer, or cause to be Transferred, any shares of Series A-1 Preferred Stock and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such shares.

(d)               Reliance by the Company. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the Consent.

(e)               Litigation. As of the date hereof, to the knowledge of the Stockholder, there is no action, proceeding or investigation pending or threatened in writing against the Stockholder that questions the validity of this Agreement or any action taken or to be taken by the Stockholder in connection with this Agreement.

7.                  Representations and Warranties of the Company. The Company represents and warrants to the Stockholders that (a) the Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and (b) the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and, subject to receipt of the RMT Partner Stockholder Approval and the Consent, the consummation of the transactions contemplated hereby and thereby. The Company has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms. Other than as set forth in the Transaction Documents and except for any other agreements, true, correct and complete copies of which have been made available to the Stockholders prior the execution of this Agreement, the Company does not have any agreements, arrangements or understandings of any kind with Dr. John C. Malone with respect to the Transactions. The Transactions

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and the entry into this Agreement by the Stockholder do not constitute or trigger a Series A-1 Mandatory Conversion (as defined in the Existing Charter).

8.                  Tax Treatment.  The parties intend that for U.S. federal income tax purposes the Reclassification be treated as a tax-free transaction in which no gain or loss is recognized by the Stockholders, and neither party shall take any tax position inconsistent therewith except as otherwise required by a change in applicable law or a good faith resolution of a tax contest.

9.                  Certain Definitions. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement unless otherwise indicated. For purposes of this Agreement, the term “Beneficial Ownership” and related terms such as “Beneficially Owned” or “Beneficial Owner” have the meaning given such terms in Rule 13d-3 under the Exchange Act, and the rules and regulations promulgated thereunder, as in effect from time to time.

10.              Termination. This Agreement shall automatically terminate without further action upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, and (b) the written agreement of the Stockholders and the Company to terminate this Agreement with the prior written consent of a majority of the members of the Independent Transaction Committee of the Company’s Board of Directors. For the avoidance of doubt, this Agreement shall survive the closing of the Merger. No termination of this Agreement shall relieve any party of any liability or damages to any other party resulting from any prior breach of this Agreement and the provisions set forth in Sections 9 through 24 shall survive any such termination.

11.              Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement (in each case, without the requirement to post a bond), this being in addition to any other remedy to which the parties are entitled at law or in equity, and each of the parties agrees that it shall not oppose the granting of such relief on the basis that the other party has an adequate remedy at law or in damages.

12.              Governing Law and Venue; Waiver of Jury Trial.

(a)               THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR

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ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)               Each of the parties hereto agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement exclusively in the Court of Chancery of the State of Delaware, or if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, (D) it acknowledges and agrees that the mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 19 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 12(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 12(b).

(c)               EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS,

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THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 12(C).

13.              Modification or Amendment. This Agreement may be amended, modified or supplemented only in a writing signed by the Stockholders, AT&T and the Company with the prior written consent of a majority of the members of the Independent Transaction Committee of the Company’s Board of Directors.

14.              Conflicting Agreements. The Company shall not, and shall cause its Subsidiaries not to, enter into any agreement, arrangement or understanding which would conflict with or violate the terms of this Agreement. The Stockholders’ execution of this Agreement and performance of their obligations hereunder shall not trigger a Series A-1 Mandatory Conversion (as defined in the Existing Charter).

15.              Disclosure. The Company shall not issue any press release or investor relations materials or make any other public disclosure, including in the Distribution Registration Statement, RMT Partner Registration Statement, Tender Offer Statement or Proxy Statement (including in the background section thereof), or any filings with or notices to governmental authorities in connection with the Merger Agreement (other than any Regulatory Approvals (but excluding, for the avoidance of doubt, filings and correspondence with the SEC related to the Distribution Registration Statement, RMT Partner Registration Statement, Tender Offer Statement or Proxy Statement (including in the background section thereof)), in each case, without the prior written consent of the Stockholders (not to be unreasonably withheld, conditioned or delayed) and without giving the Stockholders a reasonable opportunity to review and comment on any such press release, other materials and other public disclosure to the extent that any such press release, other materials or other public disclosure expressly refers to any Stockholder or any of its Affiliates in connection with the Transactions, including their role in the Transactions, ownership of the Company or the nature of the Stockholders’ obligations under this Agreement or the other Transaction Documents. Except as required by Law, the Stockholders shall not issue any press release or make any other public disclosure, including in any filings with or notices to governmental authorities in connection with the Merger Agreement without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) and without giving the Company a reasonable opportunity to review and comment on any such press release, other materials and other public disclosure.

16.              Waivers. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law. Any waivers hereunder by the Company shall require the prior written consent of a majority of the members of the Independent Transaction Committee of the Company’s Board of Directors.

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17.              Assignment. This Agreement shall not be assignable by operation of Law or otherwise. Any assignment in contravention of the preceding sentence shall be null and void.

18.              No Third-Party Beneficiaries. This Agreement is not intended to confer upon any Person other than the parties any rights or remedies.

19.              Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (i) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (ii) delivered by registered or certified mail, return receipt requested or (iii) sent by email; provided that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this Section 19:

(A)	if to the Company to:
Discovery, Inc.
230 Park Avenue South
New York, NY 10003
Attention:	Bruce Campbell
Fax:
Email:

with copies (which shall not constitute notice) to:

Discovery, Inc.
1 Discovery Place
Silver Spring, MD 20910
Attention:	Savalle Sims, Executive Vice President and General Counsel
Email:

and

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Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attn:	Jeffrey J. Rosen
Jonathan E. Levitsky
Sue Meng
Email:

and

Wachtell, Lipton, Rosen & Katz
51 W 52nd Street
New York, NY 10019
Attention:	Andrew J. Nussbaum, Esq.
Karessa L. Cain, Esq.
Email:

(B)	if to the Stockholders to:
Advance Publications, Inc.
1 World Trade Center
New York, NY 10007
Attention: Michael Fricklas
Email:

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention:	Robert B. Schumer, Esq.
Ariel J. Deckelbaum, Esq.
Cullen L. Sinclair, Esq.
Email:

The Company shall deliver to the Stockholders copies of any material written notices delivered by AT&T or Spinco to the Company under the Merger Agreement or any other Transaction Document promptly following receipt thereof by the Company.

20.              Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the

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application thereof to any Person or any circumstance, is invalid or unenforceable, (a) the parties shall negotiate in good faith to modify this Agreement to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such modification, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

21.              Entire Agreement. This Agreement and the Voting Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto.

22.              Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

23.              Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF) or by other electronic means), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

24.              No Ownership Interests. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any shares of Series A-1 Preferred Stock. All rights, ownership and economic benefits of and relating to the shares of Series A-1 Preferred Stock shall remain vested in and belong to ANPP. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other Person, including the Company, for the purposes of Rule 13d-5(b)(1) of the Exchange Act or for any other similar provision of applicable Law.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DISCOVERY, INC.

By:	/s/ Bruce Campbell
Name: Bruce Campbell
Title: Chief Development, Distribution & Legal Officer

ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP

By:	/s/ Steven A. Miron
Name: Steven A. Miron
Title: Chief Executive Officer

ADVANCE/NEWHOUSE PARTNERSHIP

By:	/s/ Steven A. Miron
Name: Steven A. Miron
Title: Chief Executive Officer

[Signature Page to Consent Agreement]

Exhibit A

Merger Agreement

[OMITTED]

Exhibit B

Written Consent of Holders of
Series A-1 Preferred Stock and Series C-1 Preferred Stock

May 17, 2021

WHEREAS, Advance/Newhouse Programming Partnership, a New York partnership (the “Stockholder”), being the holder of all of the outstanding shares of Series A-1 Convertible Participating Preferred Stock (“Series A-1 Preferred Stock”) of Discovery, Inc. (the “Company”), pursuant to Article VI, Section B of the Restated Certificate of Incorporation of the Company (the “Charter”), the Certificate of Designation of Series A-1 Convertible Participating Preferred Stock (the “Certificate of Designation”) and the Delaware General Corporation Law (the “DGCL”) hereby consents to the adoption of the following actions in accordance with Section 228 of the DGCL, without the necessity of a meeting of the stockholders and directs the Secretary of the Company to file this written consent (the “Written Consent”) with the records of the meetings of the Company’s stockholders;

WHEREAS, Section 6(c) of the Certificate of Designation provides that neither the Company nor any of its Subsidiaries (as defined in the Charter) may take any action constituting a Special A-1 Class Vote Matter (as defined in the Charter) without having obtained the affirmative vote or written consent of the holders of a majority of the outstanding shares of the Series A-1 Preferred Stock;

WHEREAS, it is proposed that the Corporation enter into an Agreement and Plan of Merger in the form attached as Annex A (as it may be amended, supplemented, modified or waived from time to time, the “Merger Agreement”), by and among the Company, AT&T Inc. (“AT&T”), a Delaware corporation, Magallanes, Inc., a Delaware corporation and a subsidiary of AT&T and Drake Subsidiary, Inc., a Delaware corporation and a subsidiary of the Company;

WHEREAS, in connection with the Merger Agreement, among other things, it is contemplated that the Company will amend and restate its Charter, pursuant to which, among other things, (i) each issued and outstanding share of the Company’s Series B Common Stock, par value $0.01 per share (“Series B Common Stock”), will be reclassified and converted into such number of shares of Series A Common Stock, par value $0.01 per share, of the Company (“Series A Common Stock”) into which such share could have been converted as provided in the Charter, (ii) each issued and outstanding share of Series C-1

Convertible Participating Preferred Stock will be reclassified and converted into such number of shares of Series C Common Stock, par value $0.01 per share (“Series C Common Stock”) into which such share could have been converted as provided in the Company’s Certificate of Designation of Series C-1 Convertible Participating Preferred Stock, (iii) each issued and outstanding share of Series C Common Stock (including those issued and outstanding as a result of the reclassifications and conversions described in the foregoing clause (ii)) will be reclassified and converted into one share of Series A Common Stock and (iv) each issued and outstanding share of Series A-1 Preferred Stock will be converted into 13.11346315 shares of Series A Common Stock (the reclassifications or conversions described in the foregoing clauses (i) through (iv), the “Reclassification”);

WHEREAS, the Stockholder, the Company and Advance/Newhouse Partnership, a New York partnership, are entering into a Consent Agreement, dated as of May 17, 2021 (the “Consent Agreement”); and

WHEREAS, capitalized terms used but not defined in this Written Consent shall have the meanings given to them in the Merger Agreement unless otherwise specified.

NOW, THEREFORE, BE IT:

RESOLVED, that, effective immediately, the Stockholder, on behalf of itself and any of its affiliates and related entities who own any of the Series A-1 Preferred Stock, hereby irrevocably and unconditionally consents to, approves and adopts in all respects the Merger Agreement and any actions required thereby, including without limitation the Merger, the RMT Partner Share Issuance, and the Reclassification, in accordance with and for purposes of any affirmative vote or written consent required pursuant to the Certificate of Designation, the DGCL or the Charter for any Special A-1 Class Vote Matter (as defined in the Certificate of Designation).

IN WITNESS WHEREOF, the undersigned has executed this Written Consent as of this 17th day of May, 2021.

ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP

By:	/s/ Steven A. Miron
Name: Steven A. Miron
Title: Chief Executive Officer

EXHIBIT F

EXECUTION VERSION

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of April 11, 2022 is made by and among Warner Bros. Discovery, Inc. (the “Corporation”), formerly known as Discovery, Inc. (“Discovery”), on the one hand, and each of Advance/Newhouse Partnership, a New York general partnership (“ANP”), and Advance/Newhouse Programming Partnership, a New York general partnership (“ANPP” and, together with ANP, collectively, the “Advance Stockholders”), on the other hand, to amend and restate the terms and conditions of that certain Registration Rights Agreement, dated as of September 17, 2008, by and between Discovery and ANPP (as previously amended, restated, supplemented or modified, the “Original Agreement”).

RECITALS:

WHEREAS, Discovery entered into that certain Agreement and Plan of Merger, dated as of May 17, 2021, by and among AT&T Inc., Magallanes, Inc., Discovery and Drake Subsidiary, Inc., (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the Advance Stockholders held Common Stock (as defined below) of the Corporation;

WHEREAS, as an inducement to the Advance Stockholders to consent to the transactions contemplated by the Merger Agreement and enter into the Consent Agreement (the “Consent Agreement”), dated as of May 17, 2021, by and among Discovery and the Advance Stockholders, Discovery agreed to grant certain registration rights with respect to the shares of Common Stock, in each case, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the parties desire to amend and restate the Original Agreement on the terms and conditions set forth herein and pursuant to Section 5.08 of the Original Agreement, and the parties are entering into this Agreement in compliance with Section 4 of the Consent Agreement.

NOW, THEREFORE, in consideration of the facts and circumstances recited above and the mutual covenants, representations, warranties and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
DEFINITIONS

Section 1.01        Certain Defined Terms. As used in the Agreement, the following terms shall have the meanings set forth below:

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“Advance Owner” means each Person who, directly or indirectly, beneficially owns any equity interest in Advance Publications, Inc., Newhouse Broadcasting Corporation or any direct or indirect Subsidiary of Advance Publications, Inc. or Newhouse Broadcasting Corporation, and, in each case, any successor to all or substantially all of their assets.

“Advance Family Foundation” means The Samuel I. Newhouse Foundation, Inc., a New York membership corporation.

“Advance Stockholders” has the meaning set forth in the preamble.

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling, Controlled by or under direct or indirect common Control with such specified Person. For the purposes of this Agreement, the term “Control” (including correlative meanings, the terms “Controlling”, “Controlled by”, and “under common Control with”), as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by agreement or otherwise.

“Agreement” has the meaning set forth in the preamble.

“ANP” has the meaning set forth in the preamble.

“ANPP” has the meaning set forth in the preamble.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405 on Form S-3ASR.

“beneficially own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act, as such Rule is in effect on the date hereof.

“Blackout Period” has the meaning set forth in Section 2.04(a).

“Board of Directors” means the Board of Directors of the Corporation or any authorized committee thereof.

“Business Day” means any day other than Saturday, Sunday or any day on which banks are required or permitted to close in New York, New York.

“Closing” has the meaning set forth in the recitals.

“Common Stock” means the common stock, par value $0.01 per share, of the Corporation.

“Consent Agreement” has the meaning set forth in the recitals.

“Corporation” has the meaning set forth in the preamble.

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“Demand Registration Statement” has the meaning set forth in Section 2.01.

“Demand Request” has the meaning set forth in Section 2.01.

“Discovery” has the meaning set forth in the preamble.

“Effective Time” has the meaning set forth in Section 2.01.

“Effectiveness Period” has the meaning set forth in Section 2.01.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder.

“Family Group” means, with respect to any Person, (a) such Person’s spouse, domestic partner, descendants (whether natural or adopted), parents, siblings and their descendants and any spouse or domestic partner of the foregoing Persons (collectively, “relatives”), and (b) any holding company, trust or other estate-planning vehicle owned by or for the benefit of such Person or any Person described in the foregoing clause (a) or any relatives of such Person’s spouse or domestic partner.

“Free Writing Prospectus” means each “free writing prospectus” within the meaning of Rule 405.

“GAAP” means generally accepted accounting principles as accepted by the accounting profession in the United States as in effect from time to time, consistently applied.

“Governmental Authority” means any supranational, national, federal, state or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry, department, board, commission, court or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established by a Governmental Authority to perform any of such functions.

“Holder” means the Advance Stockholders and each Permitted Transferee, for so long as such Person beneficially owns Registrable Shares.

“Indemnified Party” has the meaning set forth in Section 4.03.

“Indemnifying Party” has the meaning set forth in Section 4.03.

“Inspectors” has the meaning set forth in Section 3.01(l).

“Liability” or “Liabilities” has the meaning set forth in Section 4.01.

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“Market Value” of a share of Common Stock on any trading day means the last reported sale price, regular way, of a share of such stock on such trading day or, in case there is no last reported sale price on such trading day, the average of the reported closing bid and asked prices regular way of a share of such stock on such trading day, in either case on the Nasdaq Global Select Market, or if such share is not then listed on Nasdaq Global Select Market, on the principal stock exchange on which shares of such stock are traded.

“Marketed Offering” means a registered underwritten offering of Registrable Shares (including any registered underwritten Shelf Offering) that is consummated by the applicable Holders following the participation by the Corporation’s management in a customary “road show” (including an “electronic road show”) or other similar marketing effort by the Corporation.

“Maximum Number of Shares” means, with respect to any underwritten offering, the maximum number of shares of Common Stock (including Registrable Shares) that the managing underwriters advise the Corporation can be included in such offering without having an adverse effect on such offering, including the price at which the shares can be sold.

“Merger Agreement” has the meaning set forth in the recitals.

“MNPI Disclosure Condition” has the meaning set forth in Section 2.04(a).

“Original Agreement” has the meaning set forth in the preamble.

“Original Amount of Registrable Shares” means, at the date of determination, the aggregate number of shares of Common Stock issued to the Advance Stockholders at the Closing, without regard to any subsequent transfers of such shares by the Advance Stockholders or any Permitted Transferee, including without limitation any transfer that causes such shares to cease to be Registrable Shares.

“Other Securities” means Common Stock sought to be included in a registration other than Registrable Shares.

“Other Shareholders” means holders of Common Stock that have obtained registration rights from Discovery or the Corporation (other than the Holders).

“Permitted Transferee” means, with respect to a Holder: (i) any Affiliate (other than any Portfolio Company) or other equity holder of such Holder; (ii) any entity wholly-owned by such Holder or any entity or individual that wholly owns such Holder; (iii) in the case of any Holder that is an individual or any individual that is an owner of such Holder with respect to the equity interests of such Holder, (A) a transferee by testamentary or intestate disposition or (B) a transferee who is a member of the Family Group; (iv) any Advance Owner; (v) any successor entity of such Person; and (vi) the Advance Family Foundation; provided that any such Permitted Transferee agrees, in

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writing in form and substance reasonably satisfactory to the Corporation, to be bound by the terms and provisions of this Agreement; provided further that in no event shall any Portfolio Company of any Holder or any entity controlled by a Portfolio Company of any Holder constitute a Permitted Transferee.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Authority or other entity.

“Piggyback Notice” has the meaning set forth in Section 2.09(a).

“Piggyback Registration” has the meaning set forth in Section 2.09(a).

“Portfolio Company” means Condė Nast, Advance Local, Stage Entertainment, The IRONMAN Group, American City Business Journals, Leaders Group, Turnitin, 1010data, POP, Charter Communications, Reddit and any other portfolio company (as such term is customarily used among institutional investors to refer to operating companies) of a Holder.

“prospectus” means the prospectus related to any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance on Rule 415), as amended or supplemented by any amendment (including post-effective amendments), pricing term sheet, Free Writing Prospectus or prospectus supplement, and all documents and materials incorporated by reference in such prospectus.

“Records” has the meaning set forth in Section 3.01(l).

“Registrable Shares” means, at any time after the Closing, all shares of Common Stock, whenever acquired prior to, on, or after the date hereof, and all other securities issued in respect of such Common Stock or into which such Common Stock is later converted or reclassified, in each case that are beneficially owned by any of the Holders (it being understood that, for purposes of this Agreement, a Holder shall be deemed to be a Holder of Registrable Shares whenever such Holder has the right to then acquire or obtain from the Corporation any Registrable Shares, whether or not such acquisition has actually been effected); provided, that any particular share of Common Stock will cease to be a Registrable Share: (i) if and when such share shall have been disposed of pursuant to an effective Registration Statement; (ii) if and when such share shall have been sold to the public pursuant to Rule 144; and (iii) if and when such share shall have ceased to be outstanding. Shares of Common Stock beneficially owned by a Holder shall also cease to be Registrable Shares if and when such shares may be disposed of by such Holder pursuant to Rule 144 without volume, holding period or manner of sale restrictions.

“Registration Expenses” means all expenses incurred in connection with any registration of Registrable Shares pursuant to this Agreement, including (i) the fees, disbursements and expenses of the Corporation’s counsel and accountants (including the expenses relating to any “comfort letters” or costs associated with the delivery by

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independent certified public accountants of any “comfort letters” or any special audits incidental to or required by any registration or qualification); (ii) all expenses, including filing fees, in connection with the preparation, printing and filing of any Registration Statement, any prospectus, any other offering documents and any amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers; (iii) the cost of printing or producing any agreements among underwriters, underwriting agreements, and blue sky or legal investment memoranda, any selling agreements and any other similar documents in connection with the offering, sale, distribution or delivery of the Registrable Shares to be disposed of; (iv) all expenses in connection with the qualification of the Registrable Shares to be disposed of for offering and sale or distribution under state securities laws, including the fees and disbursements of counsel for any underwriters in connection with such qualification and in connection with any blue sky and legal investment surveys; (v) the filing fees incident to securing any required review by the Financial Industry Regulatory Authority, Inc. (“FINRA”) of the terms of the sale or distribution of the Registrable Shares to be disposed of; (vi) all security engraving and security printing expenses; (vii) expenses relating to any analyst or investor presentations or any “road shows” undertaken in connection with the registration, marketing or selling of the Registrable Shares; (viii) all expenses in connection with the listing of the Registrable Shares on any stock exchange on which other shares of Common Stock are listed; and (ix) any other fees and disbursements of underwriters customarily paid by issuers of securities; provided, however, that “Registration Expenses” shall not include broker’s commissions or underwriters’ discounts, fees or commissions relating to any offer or sale of Registrable Shares or the fees and disbursements of Special Counsel or counsel to any Holder.

“Registration Statement” means any registration statement of the Corporation under the Securities Act which covers any of the Registrable Shares pursuant to the provisions of this Agreement, including the prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Rule 144” means Rule 144 as promulgated by the SEC under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule promulgated by the SEC.

“Rule 405” means Rule 405 as promulgated by the SEC under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule promulgated by the SEC.

“Rule 415” means Rule 415 as promulgated by the SEC under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule promulgated by the SEC.

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“Rule 424” means Rule 424 as promulgated by the SEC under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule promulgated by the SEC.

“Rule 433” means Rule 433 as promulgated by the SEC under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule promulgated by the SEC.

“SEC” means the United States Securities and Exchange Commission, or any successor federal agency.

“Section 2.09 Registration Statement” has the meaning set forth in Section 2.09.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder.

“Shelf Offering” has the meaning set forth in Section 2.10.

“Special Counsel” means such law firm of national reputation as may be selected by a majority of the Holders and is reasonably acceptable to the Corporation.

“Subsidiary” when used with respect to any Person, means any other Person (1) of which (x) in the case of a corporation, at least (A) a majority of the equity and (B) a majority of the voting interests are owned or Controlled, directly or indirectly, by such first Person, by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries or (y) in the case of any Person other than a corporation, such first Person, one or more of its Subsidiaries, or such first Person and one or more of its Subsidiaries (A) owns a majority of the equity interests thereof and (B) has the power to elect or direct the election of a majority of the members of the governing body thereof or otherwise has Control over such organization or entity; or (2) that is required to be consolidated with such first Person for financial reporting purposes under GAAP.

“Take-Down Notice” has the meaning set forth in Section 2.10.

Article II
REGISTRATION RIGHTS

Section 2.01        Registration Upon Demand. At any time after the Closing, and for so long as there are any Registrable Shares, upon the written request of a Holder of Registrable Shares then outstanding (a “Demand Request”), the Corporation shall prepare, file within ninety (90) days of such Demand Request and cause to be declared effective by the SEC in each case, as set forth below (if such Registration Statement is not an Automatic Shelf Registration Statement), a Registration Statement covering the sale or distribution from time to time by the Holders, on a delayed or continuous basis pursuant to Rule 415, of the Registrable Shares (a “Shelf Registration Statement”), or, if the Corporation is not then eligible to file such a Shelf Registration Statement, the

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Corporation shall prepare a registration statement on the appropriate form under the Securities Act for the type of offering contemplated by the Demand Request (together with the Shelf Registration Statement, a “Demand Registration Statement”). The Demand Request shall specify, for each Holder, the number of Registrable Shares to be included in such Demand Registration Statement for such Holder’s account; provided, that the aggregate Market Value of the Registrable Shares so specified in any such Demand Request shall be not less than $200,000,000 (as of the most recent trading day preceding the delivery of such Demand Request to the Corporation), determined net of underwriting discounts and commissions. The Corporation shall use reasonable best efforts, subject to Section 2.04 and Section 2.05, to cause the Demand Registration Statement to: (i) be filed with the SEC as promptly as reasonably practicable after the Corporation’s receipt of the Demand Request (but in any event within ninety (90) days in the case of a Shelf Registration Statement and forty-five (45) days in the case of a Demand Registration Statement that is not a Shelf Registration Statement of receipt of such request), provided, that the Corporation may delay the filing of a Demand Registration Statement (x) to the date that is ninety (90) days following the date hereof and (y) from the date the Corporation files its quarterly report for the period ended June 30, 2022 to the date the Corporation files its annual report on Form 10-K for the year ended December 31, 2022, in each case to the extent financial statements required to be filed under Regulation S-X are unavailable without commercially unreasonable effort or expense, (ii) become effective as promptly as reasonably practicable after filing (if such Registration Statement is not an Automatic Shelf Registration Statement) but in any event upon the earlier of (a) three business days following the date the SEC has provided notice it will not review such Demand Registration Statement and (b) the date that is one hundred and twenty (120) days following such filing if the SEC elects to review such filing, and (iii) remain continuously effective during the time period (the “Effectiveness Period”) commencing on the date such Demand Registration Statement is declared effective (the “Effective Time”) and ending on the earliest to occur of (a) the date that there are no longer any Registrable Shares covered by such Demand Registration Statement and (b) the third (3rd) anniversary of the effective date of such Demand Registration Statement if such Demand Registration Statement is an Automatic Shelf Registration Statement. If the Automatic Shelf Registration Statement has been outstanding for at least three (3) years, at or prior to the end of the third year, the Corporation shall refile a new Automatic Shelf Registration Statement covering the Registrable Shares, which will not count as a Demand Request. Holders shall have the right to make a total of five (5) Demand Requests hereunder. Notwithstanding anything contained in this Agreement to the contrary, the Corporation shall not be required to prepare or file a Demand Registration Statement for Registrable Shares identified in any Demand Request if the Corporation shall have effected a registration of shares of Common Stock pursuant to a Demand Request at any time during the immediately preceding one hundred and eighty-day (180) period or if a Shelf Registration Statement covering such Registrable Shares is already effective. The Effectiveness Period referred to above shall be extended by the number of days covered by any Blackout Period and/or the number of days during which the use of any prospectus is suspended pursuant to Section 2.05 or Section 3.01(k).

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Section 2.02        Revocation of Demand Request. No Demand Request shall be deemed to have occurred if the Holders that make a Demand Request revoke it and (a) the Demand Registration Statement relating thereto (and covering not less than all Registrable Shares specified in the applicable Demand Request for sale in accordance with the intended method or methods of distribution specified in such Demand Request) (i) does not become effective, or (ii) is not maintained as effective for the period required pursuant to Section 2.01 or (b) the offering of the Registrable Shares pursuant to such Demand Registration Statement is subject to a stop order, injunction, or similar order or requirement of the SEC during such period; provided, that such Holders promptly reimburse the Corporation for all Registration Expenses incurred by the Corporation relating to the registration requested pursuant to such revoked Demand Request.

Section 2.03          Selection of Underwriters and Underwriters’ Counsel; Cutbacks.

(a)               Holders may effect an underwritten public offering with respect to the Registrable Shares included in a Demand Registration Statement filed pursuant to a Demand Request; provided, that no underwritten public offering shall be effected in which the gross proceeds to the selling Holders are not reasonably expected to exceed $200,000,000. In connection with any underwritten offering not initiated by the Corporation, the lead managing underwriter or underwriters shall be selected by the Holders holding the majority of Registrable Shares included in the Demand Registration Statement, including any Shelf Offering, initiated by such Holders, subject to the reasonable satisfaction of the Corporation. The Corporation shall be entitled to require that such underwriter or underwriters use the Corporation’s customary underwriters’ counsel or, if the Corporation does not have customary underwriters’ counsel, then such counsel as may be acceptable to the lead managing underwriter or underwriters and the Corporation.

(b)               If the managing underwriters advise the Holders and the Corporation that the number of Registrable Shares requested pursuant to this Article II to be included in an underwritten offering exceeds the Maximum Number of Shares, the Registrable Shares to be included in such underwritten offering (up to the Maximum Number of Shares) shall be allocated pro rata among all the requesting Holders based on the relative number of Registrable Shares requested by each such Holder to be included in such underwritten offering. To the extent that an Other Shareholder of Other Securities has a contractual right to include such Other Securities in the Demand Registration Statement, and the number of such Other Securities, together with the Registrable Shares to be included in such underwritten offering, exceeds the Maximum Number of Shares in the opinion of the managing underwriters, the Corporation shall include in such registration:

(i)                 first, Registrable Shares, allocated pro rata among all the requesting Holders based on the relative number of Registrable Shares requested by each such Holder to be included in such underwritten offering (up to the Maximum Number of Shares); and

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(ii)              second, Other Securities owned by any Other Shareholder with a contractual right to include such Other Securities in such registration, allocated pro rata among all the requesting Other Shareholders based on the relative number of Other Securities requested by each such Other Shareholder to be included in such underwritten offering (up to the Maximum Number of Shares); and

(iii)              third, all of the shares of the Common Stock that the Corporation proposes to sell for its own account (up to the Maximum Number of Shares).

Section 2.04        Blackout Periods.

(a)               With respect to any Demand Registration Statement, or amendment or supplement thereto, filed or to be filed pursuant to Section 2.01 or Section 2.10, if the Board of Directors determines, in its reasonable business judgment, that such registration would cause the Corporation to (A) be unable to comply with requirements under the Securities Act or the Exchange Act or (B) disclose material nonpublic information, which disclosure (x) would be required to be made in any registration statement so that such registration statement would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or required to be made in any prospectus so that such prospectus would not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (y) would not be required to be made at such time but for the filing or effectiveness of such registration statement or prospectus (the “MNPI Disclosure Condition”), the Corporation may, for a reasonable period of time, but not more than the period that the Board of Directors reasonably determines that the MNPI Disclosure Condition continues to exist (a “Blackout Period”), suspend the use or filing of, or the filing of an amendment or supplement to, such Demand Registration Statement, provided, however, that the Corporation may determine that a Blackout Period exists only twice during any period of consecutive twelve (12) months and each such Blackout Period may not exceed an aggregate of sixty (60) days (which period may not be extended or renewed) during such twelve (12) consecutive month period. The Holders shall cause any director of the Corporation who is designated pursuant to the Consent Agreement or who is an Affiliate of any Holder to recuse himself or herself from any decision made pursuant to this Section 2.04(a). The Corporation shall notify the Special Counsel and the Holders that such Demand Registration Statement is unavailable for use (or will not be filed as requested) promptly following the determination of a Blackout Period by the Board of Directors. Upon the receipt of any such written notice, the Holders shall forthwith discontinue use of the prospectus contained in an effective Demand Registration Statement. When any MNPI Disclosure Condition shall cease to exist, the Corporation shall promptly notify the Special Counsel and each Holder in writing and promptly take any and all actions necessary to permit the Holders to deliver a current prospectus or, in the case where the Demand Registration Statement has not yet been filed, to file such Demand Registration Statement. Each Blackout Period shall be deemed to begin on the date the relevant notice is given to the Holders and shall be deemed to end on the earlier

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to occur of (x) the date on which the Corporation gives the Holders a notice that any MNPI Disclosure Condition has ceased to exist and (y) the date on which the number of days during which such Blackout Period has been in effect exceeds the sixty (60)-day limit referred to above.

(b)               If the Corporation declares a Blackout Period with respect to a Demand Registration Statement that has not yet been declared effective, the Holders whose Registrable Shares were to be included in such Demand Registration Statement may withdraw their Demand Request therefor (and such request shall not count as one of the five Demand Requests referred to in Section 2.01).

Section 2.05        SEC Orders Suspending Effectiveness. The Corporation shall notify the Special Counsel and all Holders that have Registrable Shares included in a Demand Registration Statement of any stop order threatened or issued by the SEC and, as to threatened orders, shall take such actions as may be required, using commercially reasonable efforts, to prevent the entry of such stop order. If the effectiveness of a Demand Registration Statement is suspended by a stop order issued by the SEC at any time during the Effectiveness Period, the Corporation shall use commercially reasonable efforts to obtain the prompt withdrawal of such order, and as promptly as reasonably practicable after such suspension of effectiveness, amend or supplement the Demand Registration Statement in a manner reasonably expected by the Corporation to obtain the withdrawal of such order.

Section 2.06          Plan of Distribution. The “plan of distribution” section of each prospectus included in a Demand Registration Statement with respect to any offering to be made on a delayed or continuous basis under Rule 415 shall be substantially in the form of Annex A hereto, subject to the comments of the SEC and the inclusion of such other information as is required by applicable SEC regulations or to conform with applicable SEC practice. Each Holder agrees to dispose of its Registrable Shares under a Registration Statement in accordance with the “plan of distribution” section of the prospectus.

Section 2.07          Expenses. The Corporation shall, to the extent provided herein, pay all Registration Expenses arising from or incident to any registration of Registrable Shares pursuant to this Agreement.

Section 2.08         Transfer of Registration Rights. Each Holder shall have the right to assign, by written agreement, any or all of its rights granted under this Agreement to any Permitted Transferee; provided, that (x) the notice of any such transfer is provided to the Corporation and (y) such transfer is effected in accordance with applicable securities laws. Following any transfer or assignment made to a Permitted Transferee, a Holder shall retain all rights under this Agreement with respect to any Registrable Shares that continue to be beneficially owned by such Holder. A Permitted Transferee shall be deemed a Holder for purposes of this Agreement for so long as such Person continues to hold Registrable Shares. A Person that is not a Permitted Transferee to which a Holder

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transfers Registrable Shares shall not have any rights under this Agreement, and the shares so transferred shall no longer be deemed Registrable Shares.

Section 2.09        Incidental Registration.

(a)               If the Corporation or any Other Shareholder at any time after the Closing proposes to register the offer and sale of shares of the Common Stock under the Securities Act (other than on Form S-8 or S-4 or any successor or other forms promulgated for similar purposes or filed solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan) (a “Section 2.09 Registration Statement”), whether for its own account or for the account of any Other Shareholders, in a manner which would permit registration of Registrable Shares for sale to the public under the Securities Act (a “Piggyback Registration”), the Corporation will promptly give written notice (a “Piggyback Notice”) to all Holders of its intention to do so and of such Holders’ rights under this Section 2.09, but in any event at least ten (10) Business Days prior to the anticipated filing date of the Section 2.09 Registration Statement. The Piggyback Notice shall offer all Holders the opportunity to include in such Section 2.09 Registration Statement such number of Registrable Shares as each Holder may request, subject to Section 2.09(c). The Corporation will use its reasonable best efforts to include in the Section 2.09 Registration Statement the number of Registrable Shares of each Holder sought to be included therein and so specified in a written notice delivered to the Corporation by such Holder within five (5) Business Days after such Holder’s receipt of the related Piggyback Notice, subject to the terms of this Section 2.09. A Holder may, prior to the effective date of a Section 2.09 Registration Statement, withdraw any Registrable Shares that it had sought to have included therein, whereupon it shall promptly pay to the Corporation all Registration Expenses incurred by the Corporation in connection with the registration of such withdrawn Registrable Shares under the Securities Act or the Exchange Act and the inclusion of such shares in the Section 2.09 Registration Statement. A Piggyback Registration shall not be considered a Demand Request for purpose of Section 2.01.

(b)               If a Piggyback Registration involves an underwritten offering, then all Holders whose Registrable Shares are included in the Section 2.09 Registration Statement must sell such shares in such underwritten offering and agree to such terms and provisions that are customarily contained in underwriting agreements with respect to selling stockholders. The Corporation will use its reasonable best efforts to cause such underwriting agreement to include, with respect to Holders, indemnification and contribution provisions that are substantially to the effect provided in Article IV.

(c)                The Corporation may elect, in its sole discretion, to terminate a Section 2.09 Registration Statement at any time prior to the effective date thereof. Upon giving written notice of such election to all Holders of Registrable Shares, the Corporation shall be relieved of its obligation to register any Registrable Shares in connection with such registration (without prejudice, however to the rights of Holders

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under Section 2.01 hereof). The Corporation will pay all Registration Expenses incurred by the Holders in connection with each Piggyback Registration.

(d)               If a Piggyback Registration involves an underwritten offering and the managing underwriters advise the Corporation (and, if applicable, the Other Shareholders) that the number of shares of Common Stock requested to be included in the Piggyback Registration exceeds the Maximum Number of Shares, the following rules shall apply:

(i)                If the Section 2.09 Registration Statement was originated by the Corporation for a primary offering, then there will be included in such registration statement: (i) first, all of the shares of the Common Stock that the Corporation proposes to sell for its own account; and (ii) second, to the extent that the number of shares of Common Stock included by the Corporation for its own account is less than the Maximum Number of Shares, the shares of Common Stock proposed to be included by the Other Shareholders and the Registrable Shares proposed to be included by Holders, allocated pro rata among such Persons on the basis of the number of shares each such Person has requested to be included in such registration statement (up to the Maximum Number of Shares).

(ii)              If the Section 2.09 Registration Statement was originated by Other Shareholders for a secondary offering, then there will be included in such registration statement: (i) first, all of the shares of the Common Stock that such Other Shareholders propose to sell for their own account and (ii) second, to the extent that the number of shares of Common Stock included by the Other Shareholders is less than the Maximum Number of Shares, the Registrable Shares proposed to be included by Holders, allocated pro rata among such Holders on the basis of the number of Registrable Shares that each such Holder has requested to be included in such registration statement (up to the Maximum Number of Shares).

Section 2.10        Shelf Take Downs. At any time that a Shelf Registration Statement covering Registrable Shares is effective, if one or more Holders delivers a notice to the Corporation (each, a “Take-Down Notice”) stating that they intend to sell all or part of their Registrable Shares included by them on such Shelf Registration Statement and the amount of gross proceeds to the selling Holders is reasonably expected to exceed $200,000,000 (each, a “Shelf Offering”), then the Corporation shall amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Shares to be distributed pursuant to the Shelf Offering. In connection with any Shelf Offering, including any Shelf Offering that is an underwritten offering: (i) such proposing Holder(s) shall also deliver the Take-Down Notice to all other Holders included on such Shelf Registration Statement and permit each such other Holder to include its Registrable Shares included on the Shelf Registration Statement in the Shelf Offering if such other Holder notifies the proposing Holder(s) and the Corporation within one (1) Business Day after delivery of the Take-Down Notice to such Holder; and (ii) if the Shelf Offering is underwritten, in the event that the managing underwriter(s) of such Shelf Offering advise such other Holders in writing that it is their opinion the total number or dollar amount of

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shares proposed to be sold exceeds the Maximum Number of Shares, then the managing underwriter(s) may limit the number of Registrable Shares which would otherwise be included in such Shelf Offering, allocated pro rata among such Holders on the basis of the number of Registrable Shares that each such Holder has requested to be included in such Shelf Offering (up to the Maximum Number of Shares). For the avoidance of doubt, a Take-Down Notice will not be counted as a Demand Request. Notwithstanding the foregoing, at any time and from time to time if a Shelf Registration Statement covering Registrable Shares is effective, if a Holder wishes to engage in a Shelf Offering that is an underwritten or other coordinated registered, or “registered direct” offering not involving a “roadshow,” which is an offer commonly known as a “block trade” (a “Block Trade”), then notwithstanding the time periods provided for above, such Holder will deliver a Take-Down Notice to the Corporation of the Block Trade at least two (2) Business Days prior to the day such offering is to commence and the Corporation shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade; provided, however, that the Holder representing a majority of the Registrable Shares wishing to engage in the Block Trade shall use commercially reasonable efforts to work with the Corporation and any underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade. Notwithstanding anything to the contrary in this Agreement, Section 2.09 shall not apply to a Block Trade initiated by a Holder pursuant to this Agreement. The Holder initiating a Block Trade shall have the right to select the underwriters for such Block Trade (which shall consist of one or more reputable, nationally recognized investment banks). Notwithstanding anything contained in this Agreement to the contrary, the Corporation shall not be required to effect a Shelf Offering if the Corporation shall have effected a registration of shares of Common Stock pursuant to a Demand Request or Shelf Offering at any time during the immediately preceding ninety-day (90) period.

Section 2.11        Restrictions on Public Sale by Holders of Registrable Shares. If any registration pursuant to Article II of this Agreement shall be in connection with any Marketed Offering or an underwritten offering (including with respect to a Shelf Offering or a Block Trade), the Corporation will not effect any public sale or distribution of any Common Stock (or securities convertible into or exchangeable or exercisable for Common Stock) (other than a registration statement (i) on Form S-4, Form S-8 or any successor forms thereto or (ii) filed solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan) for its own account, within ninety (90) days after the date of the prospectus (or prospectus supplement if the offering is made pursuant to a Shelf Registration Statement) for such offering except as may otherwise be agreed with the underwriters managing such offering. Each Holder agrees that for any registration pursuant to Article II of this Agreement that is in connection with any Marketed Offering or an underwritten offering (including with respect to a Shelf Offering or a Block Trade), whether or not such Holder is participating in such registration, upon the request of the Corporation and the underwriters managing such offering, such Holder will not effect (other than pursuant to such registration) any public sale or distribution of Common Stock, including, but not limited to, any sale pursuant to Rule 144, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, or enter

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into any swap or other arrangement that transfers to another Person any of the economic consequences of ownership of, any Common Stock, any other equity securities of the Corporation or any securities convertible into or exchangeable or exercisable for any equity securities of the Corporation without the prior written consent of the Corporation or such underwriters, as the case may be, during the ninety (90) days after the date of the prospectus (or prospectus supplement if the offering is made pursuant to a Shelf Registration Statement) for such offering or such shorter period as may otherwise be agreed with the underwriters managing such offering. No Holder may participate in any Marketed Offering or an underwritten offering (including with respect to a Shelf Offering or a Block Trade) unless such Holder completes and executes all customary questionnaires, powers of attorney, indemnities, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

Article III
REGISTRATION PROCEDURES

Section 3.01        Registration Procedures. In connection with any registration of Registrable Shares contemplated by this Agreement:

(a)             In the case of registration pursuant to a proper Demand Request under Section 2.01, the Corporation shall use reasonable best efforts to, as promptly as reasonably practicable and not later than ninety (90) days in the case of a Shelf Registration statement and forty-five (45) days in the case of a Demand Registration Statement that is not a Shelf Registration Statement from the date of receipt of such Demand Request, prepare and file with the SEC a Demand Registration Statement for the sale of the Registrable Shares to be registered thereunder in accordance with the intended methods of distribution thereof, and use reasonable best efforts to cause such filed Demand Registration Statement to become and remain effective in accordance with this Agreement.

(b)             The Corporation shall use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Shares for sale in any jurisdiction at the earliest date reasonably practicable.

(c)               The Corporation shall, prior to the filing of a Registration Statement or related prospectus or any amendment or supplement thereto (including documents that would be incorporated or deemed to be incorporated therein by reference, if any, that expressly relate to any offering to be effected thereunder, except to the extent that such documents shall have previously been filed with or furnished to the SEC) with the SEC, furnish or otherwise make available to Special Counsel (who may share such documents with the Holders) and any underwriter (if such filing relates to an underwritten offering), if any, copies of all such documents proposed to be filed, which documents will be subject to the reasonable review and comment of such counsel, and

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such other documents reasonably requested by such counsel, including any comment letter from the SEC, and, if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such Registration Statement and each prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, as further described in Section 3.01(l).

(d)               The Corporation shall promptly notify the Special Counsel and any underwriter (if such filing relates to an underwritten offering) after the Corporation receives notice thereof (i) when a prospectus or any prospectus supplement or post-effective amendment related to a Registration Statement has been filed, and, with respect to a Registration Statement or any post-effective amendment thereto, when the same has become effective (or in the case of an Automatic Shelf Registration Statement after the filing thereof), (ii) of any request by the SEC or any other Governmental Authority for amendments or supplements to a Registration Statement or related prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceeding for that purpose, (iv) of the receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Shares for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose, and (v) of the happening of any event that makes any statement made in such Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference, as then in effect, untrue in any material respect or that requires the making of any change in such Registration Statement, prospectus or documents so that, in the case of such Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that, in the case of such prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (which notice shall notify the selling Holders only of the occurrence of such an event and shall provide no additional information regarding such event to the extent such information would constitute material non-public information).

(e)               The Corporation shall enter into such agreements (including underwriting agreements in form, scope and substance as is customary for the Corporation containing customary indemnification and contribution provisions) and take all such other customary actions reasonably requested by the Holders of a majority of the Registrable Shares being sold in connection therewith (including those reasonably requested by any underwriter (if such filing relates to an underwritten offering), if any) to expedite or facilitate the disposition of such Registrable Shares and, in the case of each underwritten offering, shall provide reasonable cooperation in connection with such disposition, including causing appropriate officers to attend and participate in one “road show” organized by the underwriters, with all out-of-pocket costs and expenses incurred by the Corporation or such officers in connection with such attendance to be paid by the Corporation.

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(f)                After the initial Effective Time of a Registration Statement, the Corporation shall, as promptly as reasonably practicable, prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective during the period provided herein and comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement and cause the related prospectus to be supplemented by any prospectus supplement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (subject to Section 2.04 and Section 2.05).

(g)            After the initial Effective Time of a Registration Statement, the Corporation shall, if requested by the Special Counsel or any underwriter (if such filing relates to an underwritten offering), promptly include in a prospectus supplement or post-effective amendment to the applicable Registration Statement such information as the Special Counsel or any underwriter may reasonably request in order to permit the intended method of distribution of the Registrable Shares and make all required filings of such prospectus supplement or such post-effective amendment as soon as practicable after the Corporation has received such request.

(h)             The Corporation shall promptly furnish to the Special Counsel copies of any and all transmittal letters and other correspondence with the SEC and all correspondence (including comment letters) from the SEC to the Corporation relating to a Registration Statement or any prospectus or any amendment or supplement thereto; provided, that if such transmittal letters and other correspondence with the SEC contain information that the Corporation in its reasonable good faith judgment believes is competitively sensitive (and which information will not otherwise become public as a result of inclusion in such correspondence), the Corporation may redact such information from the copies furnished to the Special Counsel.

(i)              After a Registration Statement is declared effective, and in connection with any underwritten offering under the Registration Statement, the Corporation shall furnish to the Holders whose Registrable Shares are included in such Registration Statement and to the underwriters such number of copies of the Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto but excluding documents incorporated by reference therein other than those that expressly relate to the offering or underwritten offering), the prospectus included in such Registration Statement and such other documents as any such Holders or underwriters may reasonably request in order to facilitate the disposition of the Registrable Shares included in the Registration Statement.

(j)                 The Corporation shall use reasonable efforts (i) to register or qualify the Registrable Shares under such other securities or blue sky laws of such jurisdictions in the United States (in the event an exemption is not available) as any Holder of Registrable Shares covered by a Registration Statement reasonably (in the light

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of such Holder’s intended plan of distribution) requests and (ii) to cause such Registrable Shares to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Corporation and do any and all other acts and things that may be reasonably necessary to enable such Holder to consummate the disposition in such jurisdictions of the Registrable Shares owned by such Holder; provided, that the Corporation will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (j), (ii) conform its capitalization or the composition of its assets at the time to the securities or blue sky laws of any such jurisdiction, (iii) subject itself to taxation in any such jurisdiction or (iv) consent to general service of process in any such jurisdiction.

(k)             The Corporation shall promptly notify each Holder of Registrable Shares covered by the Registration Statement at any time when a prospectus relating thereto is required to be delivered (or deemed delivered) under the Securities Act or of the occurrence of any event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered (or deemed delivered) to the purchasers of such Registrable Shares, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Subject to Section 2.04, the Corporation shall as promptly as reasonably practicable prepare and furnish to each such Holder a supplement to or an amendment required with respect to any prospectus so that, as thereafter delivered (or deemed delivered) to the purchasers of such Registrable Shares, such prospectus will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(l)               The Corporation shall make available for inspection at reasonable times by any Holder of Registrable Shares covered by a Registration Statement, any underwriter participating in an underwritten offering pursuant to the Registration Statement, the Special Counsel, and any attorney, accountant or other professional retained by any such Holder or underwriter (collectively, the “Inspectors”), all financial and other records and pertinent corporate documents and properties of the Corporation (collectively, the “Records”) as shall be reasonably necessary to enable them to exercise their due diligence responsibilities, and cause the Corporation’s and its significant Subsidiaries’ executive officers to, and use commercially reasonable efforts to cause the Corporation’s independent accountants to, promptly supply all information reasonably requested by any Inspector in connection with such Registration Statement or underwritten offering; provided, that in no event shall the Corporation be required to make available to any Inspector any information which the Corporation in its reasonable judgment believes is competitively sensitive or, based on advice of the Corporation’s counsel, would (i) reasonably be expected to create any liability under applicable law or result in the waiver of any material legal privilege (provided, that in such latter event the Corporation shall use commercially reasonable efforts to cooperate to permit disclosure of such information in a manner consistent with the preservation of such legal privilege), (ii) result in the disclosure of any trade secrets of third parties or (iii) violate any

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obligation of the Corporation with respect to confidentiality (provided, that, with respect to this clause (iii), to the extent specifically requested by an Inspector, the Corporation has in good faith sought to obtain a waiver regarding the possible disclosure from the third party to whom it owes an obligation of confidentiality). Records which the Corporation determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors (and the Inspectors shall confirm their agreement in advance to the Corporation if the Corporation shall so request) unless (i) the disclosure of such Records is necessary, in the Corporation’s reasonable judgment, to avoid or correct a misstatement or omission in such Registration Statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction after exhaustion of all appeals therefrom. Each Inspector agrees (and the Inspectors shall confirm their agreement in advance to the Corporation if the Corporation shall so request) that information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it as the basis for any market transactions in the securities of the Corporation or its Affiliates unless and until such is made generally available to the public. Each Inspector further agrees (and will so confirm if requested by the Corporation) that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give prompt notice to the Corporation and allow the Corporation, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

(m)             In connection with an underwritten public offering of Registrable Shares covered by a Registration Statement, the Corporation shall use reasonable best efforts to furnish to the underwriters, on the date the Registrable Shares are delivered for sale, a signed counterpart of (i) an opinion or opinions of counsel to the Corporation addressed to such underwriters and (ii) a “comfort letter” or “comfort letters” from the Corporation’s independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or “comfort letters” in underwritten public offerings.

(n)             The Corporation shall otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of twelve (12) months beginning after the effective date of a Registration Statement, in a manner that satisfies the provisions of Section 11(a) of the Securities Act.

(o)            The Corporation shall cooperate with, and direct the Corporation’s transfer agent to cooperate with, the selling Holders of Registrable Shares and any underwriter (if such filing relates to an underwritten offering), to facilitate the timely settlement of any offering or sale of Registrable Shares, including the preparation and delivery of certificates (not bearing any legend unless required under applicable law) or book-entry (not bearing stop transfer instructions unless required under applicable law) representing Registrable Shares to be sold after receiving written representations from each Holder of such Registrable Shares that the Registrable Shares represented by the certificates so delivered or book-entry so presented by such Holder will be transferred in

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accordance with the Registration Statement and, in connection therewith, if reasonably required by the Corporation’s transfer agent, the Corporation shall promptly after the effectiveness of the Registration Statement cause an opinion of counsel as to the effectiveness of any Registration Statement to be delivered to and maintained with its transfer agent, together with any other authorization, certificate, or direction required by the transfer agent that authorizes and directs the transfer agent to issue such Registrable Shares without restriction upon sale by the Holder of such shares of Registrable Shares under the Registration Statement.

(p)               The Corporation shall use reasonable efforts to cause all Registrable Shares to be listed on each securities exchange on which the Common Stock is listed.

(q)              The Corporation shall use commercially reasonable efforts to timely file the reports and materials required to be filed by it under the Exchange Act to enable the Holders to sell Registrable Shares without registration under the Securities Act within the limitation of the exemption provided by Rule 144. Upon the request of a Holder, the Corporation shall deliver to such Holder a written statement as to whether it has complied with such requirements, and shall provide such customary assurances as any broker or dealer facilitating a sale of Registrable Shares under Rule 144 may reasonably request.

(r)               The Corporation shall cooperate with each selling Holder of Registrable Shares and each underwriter or agent participating in the disposition of such Registrable Shares and their respective counsel in connection with any filings required to be made with FINRA, including the use of reasonable best efforts to obtain FINRA’s pre-clearance or pre-approval of the Registration Statement and applicable prospectus upon filing with the SEC.

Section 3.02        Holder Responsibilities.

(a)             The Corporation may require each Holder of Registrable Shares included in a Registration Statement to promptly furnish in writing to the Corporation such information regarding such Holder or the distribution of the Registrable Shares as the Corporation may from time to time reasonably request and such other information as may be legally required in connection with such registration or required to be disclosed in order to make the information previously furnished to the Corporation by such Holder not materially misleading or necessary to cause such Registration Statement not to omit a material fact with respect to such Holder necessary in order to make the statements therein not misleading. The right of any Holder to include such Holder’s Registrable Shares in any Registration Statement shall be subject to its compliance with this Section 3.02(a).

(b)               In connection with any disposition of Registrable Shares pursuant to a Registration Statement, each Holder agrees that it will not use any Free Writing Prospectus without the prior consent of the Corporation.

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(c)               Each Holder agrees that, upon receipt of any written notice from the Corporation of the happening of any event of the kind described in Section 3.01(k), such Holder will forthwith discontinue the disposition of such Holder’s Registrable Shares pursuant to a Registration Statement until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.01(k). If the Corporation shall give such notice with regard to any Registration Statement, the Corporation shall extend the Effectiveness Period during which the effectiveness of such Registration Statement shall be maintained by the number of days during the period from and including the date of the notice given by the Corporation to the date when the Corporation shall make available to such Holder a prospectus or prospectus supplement that conforms with the requirements of Section 3.01(k).

(d)               Each Holder shall comply with the Securities Act and the Exchange Act and all applicable state securities laws in connection with the registration and the disposition of Registrable Shares pursuant hereto.

(e)              Each Holder of Registrable Shares included in a Registration Statement will enter into and perform agreements (including underwriting or similar agreements in customary form for the Corporation containing customary indemnification and contribution provisions) containing such terms and provisions that are customarily contained in underwriting agreements with respect to selling stockholders and will take such other commercially reasonable actions as are required in order to expedite or facilitate the disposition of any Registrable Shares pursuant hereto and shall provide all reasonable cooperation customary for similar dispositions in connection herewith. Notwithstanding the foregoing, the Corporation shall use its reasonable best efforts to cause any underwriting agreement to include, with respect to the Holders, indemnification and contribution provisions that are substantially to the effect provided in Article IV.

Article IV
INDEMNIFICATION

Section 4.01        Indemnification By The Corporation. The Corporation agrees to indemnify and hold harmless to the fullest extent permitted by law each Holder whose Registrable Shares are covered by a Registration Statement, its officers, directors, partners and managing members and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities, and expenses, or any action or proceeding in respect thereof (each, a “Liability” and collectively, “Liabilities”), as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus relating to such Registrable Shares (or in any amendment or supplement thereto), any Free Writing Prospectus or other document (including any related Registration Statement, notification, or the like) incident to any such registration, qualification or compliance, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make

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the statements therein not misleading, except insofar as such Liabilities arise out of or are based upon any such untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to the Corporation by such Holder or on such Holder’s behalf, in either such case expressly for use therein; provided, that, with respect to any untrue statement or omission or alleged untrue statement or omission made in any prospectus, the indemnity agreement contained in this paragraph shall not apply to the extent that any such Liability results from (a) the fact that a current copy of the prospectus was not sent or given to the Person asserting any such Liability at or prior to the written confirmation of the sale of the Registrable Shares concerned to such Person if it is determined that the Corporation has provided such prospectus and it was the responsibility of such Holder or its agents to provide such Person with a current copy of the prospectus and such current copy of the prospectus would have cured the defect giving rise to such Liability, (b) the use of any prospectus by or on behalf of any Holder after the Corporation has notified such Person in writing (i) pursuant to Section 3.01(k) that such prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (ii) pursuant to Section 2.05 that a stop order has been issued by the SEC with respect to the Registration Statement, or (iii) pursuant to Section 2.04(a) that an MNPI Disclosure Condition exists or (c) the use of any prospectus by or on behalf of any Holder with respect to any Registrable Shares after such time as the Corporation’s obligation to keep the Registration Statement effective in respect of such Registrable Shares has expired.

Section 4.02        Indemnification By Holders of Registrable Shares. Each Holder whose Registrable Shares are included in any Registration Statement agrees, severally and not jointly, to indemnify and hold harmless to the fullest extent permitted by law (including reimbursement of the Corporation for any legal or any other expenses reasonably incurred by it in investigating or defending such Liabilities) the Corporation, its officers, directors, agents, other Affiliates and each Person, if any, who controls the Corporation within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all Liabilities arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus relating to such Registrable Shares, any amendments or supplements thereto, “issuer free writing prospectus” (as such term is defined in Rule 433) or other document relating to such Registrable Shares (or in any amendment or supplement thereto), or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only (i) to the extent such Liabilities arise out of or are based upon information furnished in writing by such Holder or on such Holder’s behalf, in either case expressly for use in the Registration Statement, prospectus or in any amendment or supplement thereto relating to such Holder’s Registrable Shares or (ii) to the extent that any Liability described in this Section 4.02 results from (a) the fact that a current copy of the prospectus was not sent or given to the Person asserting any such Liability at or prior to the written confirmation of the sale of the Registrable Shares concerned to such Person if it is determined that it was the responsibility of such Holder or its agent to provide such Person with a current copy of the prospectus and such

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current copy of the prospectus would have cured the defect giving rise to such Liability, (b) the use of any prospectus by or on behalf of any Holder after the Corporation has notified such Person in writing (x) that such prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (y) that the SEC has issued a stop order with respect to the Registration Statement or (z) that an MNPI Disclosure Condition exists or (c) the use of any prospectus by or on behalf of any Holder after such time as the obligation of the Corporation to keep the related registration statement in respect of such Holder’s Registrable Shares effective has expired.

Section 4.03        Conduct Of Indemnification Proceeding. After receipt by any Person in respect of which indemnity may be sought pursuant to Section 4.01 or 4.02 (an “Indemnified Party”) of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing, such Indemnified Party shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing; provided, however, that the delay or failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation or liability except to the extent that the Indemnifying Party has been materially prejudiced by such delay or failure. If notice of commencement of any such action is given to the Indemnifying Party as above provided, the Indemnifying Party shall be entitled to participate in and, to the extent it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense of such action at its own expense, with counsel reasonably satisfactory to such Indemnified Party. In any such proceeding so assumed by the Indemnifying Party, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) representation of both parties by the same counsel would be inappropriate due to actual or potential differing or conflicting interests between them. It is understood that the Indemnifying Party, in connection with any proceeding or related proceedings in the same jurisdiction, shall be liable only for the reasonable fees and expenses of one firm of attorneys (in addition to any necessary local counsel) at any time for all such Indemnified Parties, and that all such fees and expenses shall be reimbursed as they are incurred upon submission of reasonably itemized invoices that comply with the Corporation’s standard billing policies for outside counsel. In the case of any such separate firm for Holders who are entitled to indemnity pursuant to Section 4.01, such firm shall be designated in writing by the Indemnified Party who had the largest number of Registrable Shares included in the Registration Statement at issue. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, but if settled with such consent, or if there be a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity

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could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding.

Section 4.04        Contribution.

(a)             If the indemnification provided for hereunder shall for any reason be held by a court of competent jurisdiction to be unavailable to an Indemnified Party in respect of any Liability referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Liabilities between the Corporation on the one hand and each Holder whose Registrable Shares are covered by the Registration Statement in issue on the other, in such proportion as is appropriate to reflect the relative fault of the Corporation and of each such Holder in connection with any untrue statement of a material fact contained in the Registration Statement, any prospectus or any amendment or supplement thereto or caused by any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, which resulted in such Liabilities, as well as any other relevant equitable considerations. The relative fault of the Corporation on the one hand and of each such Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b)            The Corporation and the Holders (including each Permitted Transferee) agree that it would not be just and equitable if contribution pursuant to this Section 4.04 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the Liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article IV, no Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Shares sold by it under the Registration Statement exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Exchange Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(c)             For purposes of Sections 4.02 and 4.04(a), ANP and ANPP shall be jointly and severally liable with each other and any Subsidiary or Affiliate of the Advance Stockholders that is or becomes a Holder.

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ARTICLE V

MISCELLANEOUS PROVISIONS

Section 5.01        Recapitalization, Exchanges, etc. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all securities into which any of the Registrable Shares are converted, exchanged or substituted in any recapitalization or other capital reorganization involving the Corporation and any and all securities of the Corporation or any successor or assign or acquirer of the Corporation (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in conversion of, in exchange for or in substitution of, such Registrable Shares and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof. The Corporation shall cause any successor or assign or acquiror (whether by merger, consolidation, sale of assets or otherwise) to enter into a new registration rights agreement with the Advance Stockholders and each Holder on terms no less favorable to such parties than the terms provided under this Agreement as a condition of any such transaction.

Section 5.02        Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement will be in writing and will be deemed to have been duly given if delivered personally or mailed, certified or registered mail with postage prepaid, or sent by telegram, overnight courier or confirmed facsimile, as follows:

If to any Advance Stockholder:

Advance Publications, Inc.
1 World Trade Center
New York, NY 10007
Attention:	Chief Legal Officer
Email:

with a copy (not constituting notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention:	Robert B. Schumer
Ariel J. Deckelbaum
Cullen L. Sinclair
Tracey A. Zaccone

Email:

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If to the Corporation:

Warner Bros. Discovery, Inc.
230 Park Avenue South
New York, NY 10003
Attention:	Savalle Sims
Email:

with a copy (not constituting notice) to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention:	Matthew E. Kaplan
Email:

or to such other Person or address as any party will specify by notice in writing to the other party. All such notices, requests, demands, waivers and communications will be deemed to have been received on the date of delivery or on the third (3rd) Business Day after the mailing thereof, except that any notice of a change of address will be effective only upon actual receipt thereof.

Section 5.03        Entire Agreement; No Inconsistent Agreements.

(a)               This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof.

(b)               The Corporation shall not hereafter enter into or amend any agreement with respect to its securities that is inconsistent with the rights granted to the Holders of Registrable Shares in this Agreement or otherwise conflicts with the provisions hereof.

(c)               Prior to the date hereof, except as pursuant to the Original Agreement, the Corporation has not granted any “piggyback” or other registration rights to any Person that would entitle any Person (other than the Advance Stockholders and its Permitted Transferees) to participate in any registration contemplated by this Agreement, and the Corporation agrees not to grant any rights to so participate to any Person (other than the Advance Stockholders and its Permitted Transferees) after the date hereof and prior to the time when no Registrable Shares remain outstanding.

Section 5.04        Agreement Among Holders. Whenever provision is made in this Agreement for pro rata allocation among Holders of Registrable Shares to be included in an underwritten offering, such Holders may instead agree in a subsequent writing signed by all of the affected Holders as to the relative proportions of Registrable

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Shares owned by each Holder to be included in such underwritten offering (up to the Maximum Number of Shares, after taking into account all other shares that have priority in such underwritten offering).

Section 5.05        Further Assurances. Each of the parties shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or perform the provisions of this Agreement.

Section 5.06      No Third-Party Beneficiaries. Except as provided in Sections 4.01, 4.02 and 4.04, this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto.

Section 5.07        Assignment. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their respective successors and permitted assigns and, with respect to each Holder, any Permitted Transferee. No assignment or transfer shall be effective hereunder unless and until the purported transferee executes and delivers an agreement, in form and substance reasonably acceptable to the parties, agreeing to be bound by the terms hereof. Notwithstanding anything to the contrary in this Agreement, the Corporation may not assign its obligations hereunder.

Section 5.08        Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless consented to in writing by the Corporation and Holders of at least 50% of the Registrable Shares held by all Holders of Registrable Shares outstanding as of such date.

Section 5.09        Nominees for Beneficial Owners. If any Registrable Shares are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Corporation, be treated as the Holder of such Registrable Shares for purposes of any request, consent, waiver or other action by any Holder or Holders of Registrable Shares pursuant to this Agreement or any determination of any number or percentage of Registrable Shares held by any Holder or Holders of Registrable Shares contemplated by this Agreement. If the beneficial owner of any Registrable Shares makes the election provided in this Section 5.09, the Corporation may require assurances reasonably satisfactory to it of such owner’s beneficial ownership of such Registrable Shares.

Section 5.10       Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words

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or phrases, or to replace any invalid or unenforceable term or provision with a term or provisions that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that shall achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Section 5.11        Termination. The right of any Holder to request registration or inclusion of Registrable Shares in any Registration Statement pursuant to Article II shall terminate upon the earliest to occur of:

(a)                the date upon which the Registrable Shares owned, controlled or directed, directly or indirectly, in the aggregate, by such Holder constitute less than 1% of all of the issued and outstanding Common Stock (calculated on a non-diluted basis; and for purposes of this Section 5.11(a), all Holders aggregated as a single Holder for this purpose);

(b)               the date on which this Agreement is terminated by the mutual consent of the parties;

(c)               the dissolution or liquidation of the Corporation; or

(d)               ten (10) years from the date hereof.

Section 5.12        Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same instrument and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission or by attachment to email in portable document format (PDF) or by other electronic means.

Section 5.13        Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

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Section 5.14        Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of law principles thereof.

Section 5.15         Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which the parties are entitled at law or in equity.

Section 5.16        Submission to Jurisdiction; Venue. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of Delaware Chancery Court, or, if the Delaware Chancery Court does not have subject matter jurisdiction, in the state courts of the State of Delaware located in Wilmington, Delaware, or in the United States District Court for any district within such state, for the purpose of any suit, action or other proceeding arising out of this Agreement. Each party agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address in accordance with Section 5.02 will be effective service of process for any such action, suit or proceeding. Each party hereto irrevocably and unconditionally waives and agrees not to plead or claim any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably and unconditionally waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 5.17        WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first above written.

CORPORATION:

WARNER BROS. DISCOVERY, INC.

By:	/s/ Gunnar Wiedenfels
	Name:	Gunnar Wiedenfels
	Title:	Chief Financial Officer

ADVANCE STOCKHOLDERS:

ADVANCE/NEWHOUSE PARTNERSHIP

By:	/s/ Steven A. Miron
	Name:	Steven A. Miron
	Title:	Chief Executive Officer

ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP

By:	/s/ Steven A. Miron
	Name:	Steven A. Miron
	Title:	Chief Executive Officer

ANNEX A

Plan of Distribution

The selling securityholder, including some of its transferees who may later hold its interest in the securities covered by this prospectus and who are otherwise entitled to resell the securities using this prospectus, may sell the securities covered by this prospectus from time to time in any legal manner selected by the selling securityholder, including directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. The selling securityholder will act independently of us in making decisions with respect to the timing, manner and size of each sale of the securities covered by this prospectus.

The selling securityholder has advised us that the securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale and/or at negotiated prices and as in-kind distributions. These sales may be effected in one or more transactions, including:

•	on the Nasdaq Stock Market, Inc.;
•	in the over-the-counter market;
•	in transactions otherwise than on the Nasdaq Stock Market, Inc. or in the over-the-counter market; or
•	any combination of the foregoing.

In addition, subject to our Insider Trading Policy (for those selling securityholders subject to our Insider Trading Policy), the selling securityholder may enter into derivative, hedging or other types of transactions with third parties, or sell securities not covered by this prospectus to third parties. In connection with those transactions, the third parties may sell securities covered by this prospectus, including in short sale transactions. In connection with any such transaction, the third party may use securities pledged by the selling securityholder or borrowed from the selling securityholder or others to settle those sales or to close out any related open securities borrowings, and may use securities received from the selling securityholder in settlement of those transactions to close out any related open securities borrowings. The selling securityholder may also loan or pledge securities covered by this prospectus to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus.

The selling securityholder has advised us that it has not entered into any agreements, arrangements or understandings with any underwriter, broker-dealer or agent regarding the sale of its securities. However, we are required, under the registration rights

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agreement relating to the securities being sold under this prospectus, to enter into customary underwriting and other agreements in connection with the distribution of the securities under this prospectus, subject to certain limitations. For more information regarding the registration rights agreement, see “Selling Securityholder—Relationships with the Selling Securityholder—Registration Rights Agreement.” The specific terms of any such underwriting or other agreement, if not included in this prospectus, will be disclosed in a supplement to this prospectus filed with the SEC under Rule 424(b) under the Securities Act, or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part. The selling securityholder may sell any or all of the securities offered by it pursuant to this prospectus.

In addition, there can be no assurance that the selling securityholder will not transfer, devise or gift the securities by other means not described in this prospectus.

There can be no assurance that the selling securityholder will sell any or all of the securities pursuant to this prospectus. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The aggregate proceeds to the selling securityholder from the sale of the securities offered by it will be the purchase price of the securities less discounts and commissions, if any. If the securities are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts and commissions and/or agents’ commissions. We will not receive any of the proceeds from the sale of the securities covered by this prospectus.

In order to comply with the securities laws of some states, if applicable, the securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or any exemption from registration or qualification requirements is available and is complied with.

Any underwriters, broker-dealers or agents that participate in the sale of the securities may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. As a result, any profits on the sale of the securities by the selling securityholder and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

To the extent required, the securities to be sold, the names of the selling securityholder, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or document incorporated by reference into this prospectus or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

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We have agreed to indemnify the selling securityholder and its directors, officers and controlling persons against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which the selling securityholder may be required to make in respect of such liabilities. The selling securityholder has agreed to indemnify us for liabilities arising under the Securities Act with respect to written information furnished to us by it or to contribute with respect to payments in connection with such liabilities.

We have agreed to pay all of the costs, fees and expenses incident to our registration of the resale of the selling securityholder’s securities, excluding any legal fees of the selling securityholder and commissions, fees and discounts of underwriters, brokers, dealers and agents.

Under our registration rights agreement with the selling securityholder, we will use our commercially reasonable efforts to keep the registration statement of which this prospectus is a part continuously effective, subject to customary suspension periods, until the date that there are no longer any securities covered by such registration statement.

Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may suspend offers and sales of the securities pursuant to the registration statement to which this prospectus relates.

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